February 2011 Pricing Sheet dated February 28, 2011 relating to Preliminary Terms No. 700 dated February 28, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Auto-Callable RevConsSM Based on the Common Stock of Apple Inc. Due September 6, 2011
Auto-Callable Reverse Convertible Securities
PRICING TERMS – FEBRUARY 28, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$1,900,000
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Early redemption:
If, on the first determination date, the closing price of the underlying stock is greater than the initial share price, the RevCons will be automatically redeemed for an early redemption payment on the third business day following such determination date.

Early redemption payment:	The stated principal amount plus any accrued but unpaid coupon
Maturity date:	September 6, 2011
Payment at maturity:
If the RevCons have not been redeemed early, either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the final determination date is less than the initial share price and the trading price of the underlying stock has declined to or below the specified trigger price at any time on any trading day from but excluding the pricing date to and including the final determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the final determination date.

Initial share price:	$353.21, which is the closing price of the underlying stock on the pricing date.
Determination dates:	May 31, 2011 and August 31, 2011 (the “final determination date”)
Exchange ratio:	2.83118, which is the stated principal amount divided by the initial share price.
Trigger level:	75%
Trigger price:	$264.9075, which is the trigger level times the initial share price.
Trigger event:	Trading price trigger event
Coupon:	10.40% per annum (equivalent to approximately $52.8667 per RevCons for the term of the RevCons), paid quarterly and calculated on a 30/360 basis
Coupon payment dates:	June 3, 2011 and the maturity date
Underlying stock:	Apple Inc. common stock
Pricing date:	February 28, 2011
Original issue date:	March 3, 2011 (3 business days after the pricing date)
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	617482RV8
ISIN:	US617482RV85
Agent:
Morgan Stanley & Co. Incorporated, a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Per RevCons	Agent’s Commissions(1)	Proceeds to Issuer
Per RevCons	$1,000	$12.50	$987.50
Total	$1,900,000	$23,750	$1,876,250
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $12.50 for each RevCons they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement for RevCons.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 700 dated February 28, 2011
Prospectus Supplement for RevCons dated August 20, 2009                     Prospectus dated December 23, 2008

The RevCons are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.